Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BANKRATE, INC.

The Certificate of Incorporation of Bankrate, Inc. (the “Corporation”) is hereby amended and restated in its entirety as follows:

ARTICLE I – NAME

The name of the corporation shall be Bankrate, Inc.

ARTICLE II – ADDRESS

The address of the principal office and mailing address of the Corporation is 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408.

ARTICLE III – PURPOSE

The Corporation may engage in, transact and/or conduct any or all lawful business for which corporations may be incorporated under the laws of the State of Delaware.

ARTICLE IV – CAPITAL STOCK

Section 1. Authorized Shares. The total number of shares of capital stock which the Corporation shall have the authority to issue is five million five hundred thousand (5,500,000), consisting of:

(a) 500,000 shares designated as Preferred Stock, par value of one cent ($0.01) per share (“Preferred Stock”; issued and outstanding shares of Preferred Stock shall be referred to herein as “Preferred Shares”); and

(b) 5,000,000 shares designated as Common Stock, par value of one cent ($0.01) per share (“Common Stock”; issued and outstanding shares of Common Stock shall be referred to herein as “Common Shares”).

The Preferred Stock and the Common Stock are referred to collectively as the “Capital Stock” and shall have the rights, preferences and limitations set forth in this Third Amended and Restated Articles of Incorporation.

Section 2. Capital Stock.

(a) Voting Rights. Except as otherwise provided by the DGCL (as defined below), (i) all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, with each holder of Common Stock having one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation and (ii) the holders of the Preferred Shares shall, in respect of such shares, have no voting rights.

(b) Distributions. The Board of Directors shall have sole discretion regarding the amount and timing of Distributions to the stockholders of the Corporation. In making such determinations, the Board of Directors shall take into consideration the payment of indebtedness of the Corporation and its Subsidiaries and establishing reasonable reserves for contingent liabilities and obligations of the Corporation and its Subsidiaries. In the event that the Corporation makes a Distribution of both cash and non-cash assets, each stockholder of the Corporation entitled to receive a portion of such Distribution under this Section 2(b), shall receive the same proportionate mix of such cash and non-cash assets. For the avoidance of doubt, if the Corporation makes a Distribution of equity securities and cash, each stockholder of the Corporation entitled to receive a portion of such Distribution shall receive its proportionate mix of the cash and equity securities. All Distributions shall be made in the following order of priority (and, for the avoidance of doubt, the parties intend that for purposes of applying the following priorities, the Distributions made from time to time under this Section 2(b) shall be given cumulative effect):

(i) First, 100 percent to the Preferred Holders, ratably among such holders in proportion to the then aggregate Unpaid Preferred Yield with respect to the Preferred Shares then held by each such holder, until the Unpaid Preferred Yield in respect of all outstanding Preferred Shares is equal to zero. No Distribution or any portion thereof shall be made under clause (ii) or (iii) of this Section 2(b) until the Unpaid Preferred Yield with respect to all of the outstanding Preferred Shares has been paid in full.

(ii) Second, after the required amount of Distributions have been made in full pursuant to clause (i), above, 100 percent to the Preferred Holders, ratably among such holders in proportion to the then aggregate Unreturned Preferred Capital Amount with respect to the Preferred Shares then held by each such holder, until the Unreturned Preferred Capital Amount in respect of all outstanding Preferred Shares is equal to zero. No Distribution or any portion thereof shall be made under clause (iii) of this Section 2(b) until the Unreturned Preferred Capital Amount with respect to all of the outstanding Preferred Shares has been paid in full. Additionally, upon any Distribution to the Preferred Holders pursuant to the first sentence of this clause (ii) before August 25, 2013 (an “Early Distribution”), the Corporation shall make an additional Distribution to the Preferred Holders, ratably among them in proportion to the aggregate number of Preferred Shares then held by each such holder, in the following amount (such additional Distribution, an “Early Distribution Premium”):

(A) if the Early Distribution is made before August 25, 2011, the excess, if any, of (1) the sum of the present values of (x) 107% of the amount of the Early Distribution plus (y) the Preferred Yield that would have accrued on such Early Distribution amount from the date of the Early Distribution to August 25, 2011 had such Early Distribution not been made, in each case discounted from August 25, 2011 to the date of the Early Distribution at the

Treasury Rate plus 50 basis points, over (2) the amount of the Early Distribution;

(B) if the Early Distribution is made after August 24, 2011 and before August 25, 2012, 7.0% of the Early Distribution amount; and

(C) if the Early Distribution is made after August 24, 2012 and before August 25, 2013, 3.5% of the Early Distribution amount.

(iii) Third, after the required amount of Distributions have been made in full pursuant to clauses (i) and (ii), above, 100 percent to the holders of Common Shares, ratably among such holders in proportion to the number of Common Shares then held by them.

(c) Transfer Restrictions. No holder of Preferred Shares may sell, assign, transfer, pledge, mortgage or otherwise dispose of (“transfer”) any of such holder’s Preferred Shares (and the Corporation shall not redeem any of such holder’s Preferred Shares) unless such holder transfers at the same time and to the same transferee (or the Corporation redeems at the same time) a number of Common Shares held by such holder equal to the product of (i) the total number of Common Shares held by such holder multiplied by (ii) a fraction, the numerator of which is the number of Preferred Shares to be transferred by such holder (or redeemed by the Corporation) and the denominator of which is the total number of Preferred Shares held by such holder. Similarly, no holder of Common Shares may transfer any of such holder’s Common Shares (and the Corporation shall not redeem any of such holder’s Common Shares) unless such holder also transfers at the same time and to the same transferee (or the Corporation redeems at the same time) a number of the Preferred Shares held by such holder equal to the product of (i) the total number of Preferred Shares held by such holder multiplied by (ii) a fraction, the numerator of which is the number of Common Shares to be transferred by such Holder (or redeemed by the Corporation) and the denominator of which is the total number of Common Shares held by such holder. Any transfer in violation of this Section 2(c) shall be void ab initio.

(d) Registration of Transfer. The Corporation shall keep at its principal office (or such other place as the Corporation reasonably designates) a register for the registration of the Capital Stock. Upon the surrender of any certificate representing shares of any class of Capital Stock at such place, the Corporation shall, at the request of the registered holder of such certificate, execute and deliver a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of such class represented by the surrendered certificate and the Corporation forthwith shall cancel such surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares of such class as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate. The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

(e) Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any class of Capital Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation, or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

(f) Notices. All notices referred to herein shall be in writing, shall be delivered personally by courier, facsimile, by a form of electronic transmission, or by first class mail, postage prepaid, and shall be deemed to have been given when so delivered, sent, or mailed to the Corporation at its principal executive offices and to any stockholder at such holder’s address as it appears in the stock records of the Corporation (unless otherwise specified in a written notice to the Corporation by such holder).

(g) Fractional Shares. In no event will holders of fractional shares be required to accept any consideration in exchange for such shares other than consideration which all holders of Capital Stock are required to accept.

(h) Right of Set Off. As security for any financial obligations of a stockholder of the Corporation, the Corporation shall have (and each stockholder of the Corporation hereby grants to the Corporation) a right to set off any such amounts against any and all assets distributable to such stockholder. In addition, whenever the Corporation is to pay any sum to any of its stockholders or any affiliate or related person thereof pursuant to the terms of this Certificate of Incorporation, any amounts that such stockholder or such affiliate or related person owes to the Corporation under any promissory note issued to the Corporation or its Subsidiaries as partial payment for any securities of the Corporation or any of its Subsidiaries may be deducted from that sum before payment.

Section 3. Definitions.

“Distribution” means each distribution made by the Corporation to holders of Capital Stock, whether in cash, property or securities of the Corporation and whether by dividend, liquidating distribution or otherwise; provided, that any subdivision (by stock split, stock dividend or otherwise) or any combination (by reverse stock split or otherwise) of any outstanding shares of Capital Stock shall not be considered to be a Distribution.

“Preferred Capital Amount” of any Preferred Share shall equal $1,000, as proportionally adjusted for all stock splits, stock dividends and other recapitalizations affecting such Preferred Share.

“Preferred Holder” means any holder of Preferred Shares, in its capacity as a holder of such Preferred Shares.

“Preferred Yield” means from and after the date of issuance of a Preferred Share and with respect to any calendar year, the amount accruing on such share each day during such year at the rate of 15.15% per annum, compounded semi-annually on June 30 and December 31 of each year, of the sum of such Preferred Share’s (i) Unreturned Preferred Capital Amount plus

(ii) Unpaid Preferred Yield thereon at the close of the most recently ended semi-annual period. In calculating the amount of any Distribution to be made during a semi-annual period, the portion of the Preferred Yield for such portion of such semi-annual period elapsing before such Distribution is made shall be taken into account.

“Treasury Rate” means, as of the applicable Distribution date, the yield to maturity as of such Distribution date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the date fixed for Distribution (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining average life to August 25, 2011; provided, that if the period from such Distribution date to August 25, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unpaid Preferred Yield” of any Preferred Share means an amount equal to the excess, if any, of (i) the aggregate Preferred Yield accrued on such share, over (ii) the aggregate amount of Distributions made by the Corporation under Section 2(b)(i) with respect to such share.

“Unreturned Preferred Capital Amount” of any Preferred Share means an amount equal to the excess, if any, of (i) the Preferred Capital Amount of such share, over (ii) the aggregate amount of Distributions made by the Corporation under the first sentence of Section 2(b)(ii) with respect to such share.

ARTICLE V – REGISTERED AGENT

The street address of the Corporation’s registered office is at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808 and the name of its registered agent at such office is Corporation Service Company.

ARTICLE VI – EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE VII – DIRECTORS

The Board of Directors of the Corporation shall initially consist of at least one director, with the exact number to be fixed from time to time in the manner provided in the Corporation’s Bylaws.

ARTICLE VIII – INDEMNIFICATION

Section 1. Nature of Indemnity. Each person who was or is made a party or is or was threatened to be made a party to or is or was otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she (or a person of whom he or she is the legal representative), is or was a director, officer, employee, fiduciary or agent of the Corporation or, while a director, officer, employee, fiduciary or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, fiduciary or agent or in any other capacity while serving as a director, officer, employee, fiduciary or agent, shall be indemnified and held harmless by the Corporation to the fullest extent which it is empowered to do so by the General Corporation Law of the State of Delaware (the “DGCL”), as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) actually and reasonably incurred or suffered by such person in connection with such proceeding and such indemnification shall continue to such person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article VIII, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article VIII shall be a contract right and, subject to Sections 2 and 5 of this Article VIII, shall include the right to payment by the Corporation of the expenses incurred in defending any such proceeding in advance of its final disposition. The Corporation may, by action of the Board of Directors of the Corporation, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

Section 2. Right of Claimant to Bring Suit. If a claim under paragraph Section 1 of this Article VIII is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 3. Nonexclusivity of this Article. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

Section 4. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 5. Expenses. Expenses incurred by any person described in Section 1 of this Article VIII in defending a proceeding shall be paid by the Corporation in advance of such proceeding’s final disposition unless otherwise determined by the Board of Directors of the Corporation in the specific case upon receipt of an undertaking by or on behalf of the relevant director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors of the Corporation deems appropriate.

Section 6. Service for Subsidiaries. Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned, directly or indirectly, by the Corporation, shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 7. Employees and Agents. Persons who are not covered by the foregoing provisions of this Article VIII and who are or were employees or agents of the Corporation, or who are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors of the Corporation.

Section 8. Contract Rights. The provisions of this Article VIII shall be deemed to be a contract right between the Corporation and each director or officer who serves in any such capacity at any time while this Article VIII and the relevant provisions of the DGCL or other applicable law are in effect, and any repeal or modification of this Article VIII or any such law that adversely affects any right of any director or officer, or former director or officer, shall be prospective only and shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing.

Section 9. Merger or Consolidation. For purposes of this Article VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this

Article VIII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE IX – ALLOCATION OF CORPORATE OPPORTUNITIES

In the event that a director or officer of the Corporation who is also an employee, partner, principal, director or officer of Apax (as defined below) acquires knowledge of a potential transaction or matter which may be a corporate opportunity for the Corporation or any of its Subsidiaries, such director or officer of the Corporation shall have fully satisfied and fulfilled the fiduciary duty of such director or officer to the Corporation and its shareholders with respect to such corporate opportunity, if such director or officer acts in a manner consistent with the following policy: (i) a corporate opportunity that any person who is a director or officer of the Corporation, and who is also an employee, partner, principal, director or officer of Apax, acquires knowledge of while acting in such person’s capacity as a director or officer of the Corporation, shall belong to the Corporation and (ii) otherwise, any corporate opportunity may be pursued by Apax and any pursuit by Apax shall not constitute a breach of fiduciary liability. For the purposes of this Article IX “Apax” means Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VI-I-B, L.P., Apax Europe VII-1, L.P., each of their respective direct or indirect controlling affiliates and each of their respective, and their controlling affiliates’ respective, nominees, advisory and investment managing entities.

ARTICLE X – AMENDMENT

The Corporation reserves the right to amend or repeal any provisions contained in this Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon shareholder and directors are granted subject to such reservation.